Exhibit 99.22

THE STATE EDUCATION DEPARTMENT / THE UNIVERSITY OF THE STATE OF NEW YORK / ALBANY, NY 12234

Assistant Commissioner – Office of Quality Assurance
Office of Higher Education
Room 977, Education Building Annex
Albany, New York 12234

Tel: (518) 486-3633
Fax: (518) 486-2254
E-mail: jfrey@mail.nysed.gov

March 13, 2006

John J. McGrath, Ph.D.
CEO and President
EVCI Career Colleges Holding Corporation
1 Van Der Donck Street
Yonkers, NY 10701

Dear President McGrath:

Thank you for providing, on February 22, 2006, Interboro Institute's revised Institutional Effectiveness Plan. This plan, due March 1, 2006, was prepared in the context of the findings and recommendations provided in the Department's reports and follow-up observations resulting from two site visits in the spring of 2005.

Staff have reviewed this Institutional Effectiveness Plan and concluded that, in general, it satisfactorily addresses both the registration standards in Commissioner's Regulations and the findings and recommendations based on the Department's review in the spring of 2005. Because of the limited level of detail provided in the plan, it is not possible to make substantive judgments on specific components of Interboro's planned actions or modes of assessment and documentation. Their effectiveness in promoting and assessing intended changes will be determined through careful internal and Department reviews. It is likely that the many planned activities will vary in effectiveness in promoting quality in student achievement and development. Accordingly, assessments of the many planned actions should address their contributions to increased persistence and graduation rates.

Thank you again for the cooperation of you and your colleagues in the presentation of institutional effectiveness.

Sincerely,

Joseph P. Frey

cc: Johanna Duncan-Poitier
Michael O'Brien, Acting President, Interboro Institute